UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+886-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note

On August 23, 2026, TNL Mediagene (the “Company”) received a written decision from the Nasdaq Hearings Panel (the “Panel”) of The Nasdaq Stock Market LLC (“Nasdaq”) granting the Company’s request for continued listing on The Nasdaq Capital Market, subject to the Company’s satisfaction of certain conditions. Those conditions include the following:

-	On or before September 21, 2026, the Company must demonstrate compliance with the Listing Rule 5550(a)(2) (the “Bid Price Rule”); and

-	On or before October 30, 2026, the Company must demonstrate compliance with the Listing Rule 5550(b)(1) (the “Equity Rule”).

The Panel’s decision also requires the Company to provide prompt notification of any significant events occurring during the exception period that may affect the Company’s compliance with Nasdaq requirements, including any event that may call into question the Company’s ability to meet the terms of the exception granted. The Panel has reserved the right to reconsider the terms of the exception based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities on Nasdaq inadvisable or unwarranted. The foregoing summarizes certain terms of the Panel’s decision and does not describe all of the terms and conditions of the decision.

The decision was made by the Panel following a hearing held on August 4, 2026, during which the Company presented its plan to regain compliance with the Bid Price Rule and the Equity Rule. The Company’s ordinary shares will continue to be listed and traded on Nasdaq under the symbol “TNMG” during the exception period, subject to the Company’s satisfaction of the conditions set forth in the Panel’s decision. Any compliance submission by the Company will be subject to review by the Panel. There can be no assurance that the Company will satisfy the conditions of the Panel’s decision or otherwise regain compliance with the applicable listing requirements, and a failure to do so would result in the delisting of the Company’s securities from Nasdaq.

On June 22, 2026, the Company received a determination letter (the “Determination Letter”) from the staff of the Listing Qualifications Department of Nasdaq notifying the Company of the staff’s determination to delist the Company’s securities from The Nasdaq Capital Market as a result of the Company’s failure to regain compliance with the Bid Price Rule and the Company’s previously notified non-compliance with the Equity Rule, as described in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on June 26, 2026. On June 29, 2026, the Company requested a hearing before the Panel. On July 1, 2026, Nasdaq notified the Company that the hearing request had been granted and scheduled the hearing for August 4, 2026.

A copy of the press release regarding the grant of the Company’s request for continued listing subject to these conditions is furnished herewith as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

Exhibit No.	Description of Exhibits
99.1	Press Release by TNL Mediagene dated August 25, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene

Date: August 25, 2026	By:	/s/ Motoko Imada
		Name:	Motoko Imada
		Title:	Chief Executive Officer

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